UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: July 27, 2023

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading
(Translation of Registrant‘s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cad. no: 12 Kule 2 K2

Şişli-Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

July 27, 2023	By:	/s/ NİLHAN GÖKÇETEKİN
	Name:	Nilhan Gökçetekin
	Title:	Chief Executive Officer

By:	/s/ H. KORHAN ÖZ
Name:	H. Korhan Öz
Title:	Chief Financial Officer

EXHIBITS

Exhibit	Title
99.1	Press release of D-MARKET Electronic Services & Trading dated July 27, 2023
99.2	Proxy Card
99.3	Explanatory Notes on the Agenda and Information about the Annual General Assembly of the Shareholders of D-MARKET to be held on August 25, 2023
99.4	Board of Director’s Annual Report for 2022
99.5	Independent Auditor’s Report for 2022